EXHIBIT 99.69

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200 Toronto, Ontario M5H 3P5
Telephone: (416) 368-9932 or 1 (866) 788-8801

Friday, June 3, 2011

Alamos Gold Announces Senior Management Changes

Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) is announcing senior management changes.

James R. Porter, previously Alamos’ Vice President of Finance, has been promoted to Chief Financial Officer of the Company. Mr. Porter has been with the Company for nearly six years, joining Alamos in 2005 as Controller. Prior to joining Alamos, Mr. Porter held the position of Controller and Corporate Secretary for another publicly-listed gold producing company and was a manager in the assurance practice at PricewaterhouseCoopers. Mr. Porter holds a Bachelor of Administrative and Commercial Studies Degree from the University of Western Ontario, and is a Chartered Accountant and a U.S. Certified Public Accountant (Illinois).

Mr. Porter’s appointment follows the retirement of Jon Morda, Alamos’ Chief Financial Officer since 2004. Commenting on Mr. Morda’s retirement, John McCluskey, Alamos’ President and Chief Executive Officer, stated:

“Jon has been an integral part of the Alamos team since the very beginning, having joined in early 2004 when we were the only two employees in the head office. I sincerely thank Jon for his leadership and dedication through the financing, construction and subsequent growth of our operations in Mexico and through the acquisition of our Turkish assets. Jon has played an instrumental role in helping transition the Company from a developer to the intermediate producer stage. I wish him all the best in his retirement.”

As part of the transition of the Chief Financial Officer role, Alamos has retained Mr. Morda on a part-time consulting basis.

The Company is also announcing that Greg Fisher, previously Alamos’ Controller, has been promoted to the position of Vice President of Finance. Mr. Fisher joined Alamos in early 2010 from KPMG, where he was a senior manager within their mining group. Mr. Fisher holds an Honours Bachelor of Commerce Degree from McMaster University and is a Chartered Accountant.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs nearly 500 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $195 million cash on hand, is debt-free, and unhedged to the price of gold. As of May 31, 2011, Alamos had 116,978,006 common shares outstanding (125,256,106 shares fully diluted), which are traded on the Toronto Stock Exchange under the symbol “AGI”.

TRADING SYMBOL: TSX:AGI

FOR FURTHER INFORMATION, PLEASE CONTACT:

John A. McCluskey	Jeremy Link
President and Chief Executive Officer	Director, Investor Relations
(416) 368-9932	(416) 368-9932 x 201

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

2 | ALAMOS GOLD INC